UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about shareholder remuneration — Rio de Janeiro, May 11, 2026 – Petróleo Brasileiro S.A. – Petrobras, pursuant to CVM Resolution No. 44/21, informs that its Board of Directors, in a meeting held today, approved the payment of shareholder remuneration in the amount of R$ 9.03 billion, equivalent to R$ 0.70097272 per outstanding common and preferred share, as an anticipation of the remuneration to shareholders related to the fiscal year 2026, declared based on the balance sheet as of March 31, 2026. The proposed distribution is aligned with the company’s Shareholder Remuneration Policy (Policy), which establishes that, in the event of gross debt equal to or less than the maximum debt level defined in the current strategic plan, observing other Policy conditions, Petrobras shall distribute to its shareholders 45% of the free cash flow. This distribution is consistent with the company's financial sustainability. Record date: For holders of shares issued by Petrobras traded on B3, the record date will be June 1, 2026. Petrobras shares will be traded ex-rights as of June 2, 2026. Form of Payment: The remuneration will be paid in two installments in August and September 2026, as follows: Amount to be Paid: R$ 0.70097272 per outstanding common and preferred share, whereas: i) the first installment, amounting to R$ 0.35048636 per outstanding common and preferred share, will be paid on August 20, 2026, entirely in the form of interest on equity. ii) the second installment, amounting to R$ 0.35048636 per outstanding common and preferred share, will be paid on September 21, 2026, entirely in the form of interest on equity. It is important to note that this amount will be deducted from the shareholder remuneration to be approved at the 2027 Annual General Meeting regarding the 2026 fiscal year. For the calculation of the deduction, the amount of each installment will be adjusted by the Selic rate from each payment date until the end of the current fiscal year. ADR holders: For holders of ADRs traded on the New York Stock Exchange (NYSE), the record date will be June 3, 2026 and the payments of the first and second installments will be made, respectively, as of August 27 and September 28, 2026. The Shareholder Remuneration Policy is available on the company's website. (http://www.petrobras.com.br/ri).www.petrobras.com.br/ri Para mais informações: PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ Tel.: 55 (21) 3224-1510/9947 Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer